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EXHIBIT (a)(1)(b)

                  HELIX BIOMEDIX ANNOUNCES COMMENCES EXCHANGE OFFER FOR WARRANTS BOTHELL, WASHINGTON - MARCH 1, 2005 -- Helix BioMedix (HXBM.OB), a developer of synthetic bioactive peptides, today announced that it is commencing an exchange offer for the following warrants to purchase shares of common stock:

The exchange offer covers 6,216,700 warrant shares that were issued between 2001 and 2004. Terms of the exchange are as follows:

- 2001/2002 Warrants (exercise price of $1.00 and expiration dates between 4/17/11 to 6/18/12): We will issue either (a) 0.82 Shares for each warrant share tendered; or (b) 1.0 Share for each warrant share tendered plus $0.25 for each warrant share tendered.

- 2002/2003 Warrants (exercise price of $1.00 and expiration dates between 9/18/12 to 7/24/13): We will issue either (a) 0.84 Shares for each warrant share tendered; or (b) 1.0 Share for each warrant share tendered plus $0.25 for each warrant share tendered.

-     2003 Warrants (exercise price of $2.25 and expiration date of 10/31/06):
      We will issue either (a) 0.37 shares of our $0.001 par value common stock ("Shares") for each warrant share tendered; or (b) 1.0 Share for each warrant share tendered plus $0.56 for each warrant share tendered.

- 2004 Warrants (exercise price of $2.00 and expiration dates 3/19/09 to 5/13/09): We will issue either (a) 0.60 Shares for each warrant share tendered; or (b) 1.0 Share for each warrant share tendered plus $0.50 for each warrant share tendered.

"As we look to position Helix for the future, it has become increasingly important to simplify our financial structure," commented R. Stephen Beatty, President and CEO. "We anticipate that our plan to reduce the number of outstanding warrants will help accomplish this and will also provide us with added flexibility as we look to further fund our exciting development programs and extend our leadership position in peptides to both the consumer and pharmaceutical markets."

The exchange offer will expire at 9:00 A.M., Seattle time, on April 1, 2005, unless extended, terminated or withdrawn. Existing warrant shares must be tendered prior to the expiration of the exchange offer, and tenders of existing warrant shares may be withdrawn at anytime on or prior to the expiration of the exchange offer. Withdrawn warrant shares will be returned to the holder in accordance with the terms of the exchange offer. Following the expiration of the exchange offer and subject to the terms of the exchange offer, Helix BioMedix will accept all existing warrant shares validly tendered and not withdrawn prior to the expiration of the exchange offer and will issue for exchange unregistered shares of common stock promptly thereafter.

U.S. Stock Transfer Corporation is acting as the exchange agent for the exchange offer. Questions, requests for assistance and requests for copies of the offering circular may be obtained from Cameron and Associates, which is serving as the information agent for the exchange offer. Cameron and Associates contact details are as follows:

The board of directors of Helix BioMedix, Inc. has approved the exchange offer. However, neither Helix BioMedix's board of directors nor any other person makes any recommendation as to whether holders of existing warrants should choose to tender and exchange their existing warrant shares for shares of common stock, and no one has been authorized to make such a recommendation. Currant holders of existing warrants must make their own decisions as to whether to tender their existing warrant shares for exchange, and, if so, how may warrant shares to tender.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT HELIX BIOMEDIX

Helix BioMedix, Inc. is an early-stage biotechnology company that has a portfolio of issued patents that covers six distinct classes of peptides, covering over 100,000 unique peptide sequences. The company's mission is to become the industry leader in developing and commercializing small proteins known as bioactive peptides. The antimicrobial and wound
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healing properties of these peptides qualify them for inclusion in a wide range of both pharmaceutical and consumer products. The company is currently focused on the development of selected peptides as topical anti-infectives and in wound healing. Non-pharmaceutical applications being pursued by Helix BioMedix include adjuvants for cosmetics/cosmeceuticals, personal care, plant health, animal health and wide-spectrum biocides. More information about the company and its proprietary peptides can be found on the company's website at www.helixbiomedix.com.

IMPORTANT NOTICE

Certain matters discussed in this release constitute "forward- looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on the opinions of management as of the date of this release and are subject to risks and uncertainties that could cause actual results to differ materially from any future results or achievements implied by such statements. Factors that might cause such differences can be found in the company's 10-KSB filed with the Securities and Exchange Commission.

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Contact:
      Helix BioMedix, Inc.
      David Kirske, 425-402-8400
      dkirske@helixbiomedix.com

          or

      Investor Relations:
      Cameron Associates
      Alison Ziegler, 212-554-5469
      alison@cameronassoc.com